Exhibit 99.1

E-mail from John Donahoe

Employee Stock Option Exchange Program Approved

To all employees,

I’m pleased to announce that at our annual meeting today, eBay’s stockholders overwhelmingly approved our proposal to implement a stock option exchange program.

Our company’s success comes from the contributions you make each and every day, and we strive to reward your efforts with competitive compensation packages combining cash and equity. eBay equity is an important part of your total compensation, a way to share in the long-term growth of our company.

However, we recognize that market conditions have rendered some stock option grants significantly “underwater,” meaning the option price is significantly higher than our current stock price. This exchange program, which required board support and stockholder approval, enables employees with such grants a way to realize value by exchanging underwater options for restricted stock units (RSUs). RSUs have value regardless of whether our stock price increases or decreases. This exchange demonstrates our company’s commitment to you.

We now have until April 29, 2010, to execute the program. We hope to do so as quickly as possible, while including as many underwater grants as possible. The actual timing will depend on a number of factors, including market conditions, which affect the exchange ratios. Click here [link] for some basic information about the program. The details of the full proposal approved by stockholders can be found in the proxy statement [link]. Once we execute the program, we will provide you with all the information you need to make your decision.

Receiving strong stockholder support for our proposal is especially gratifying given the current market environment and tough economy. Clearly, our stockholders understand the value of your work and commitment, and how critical it is for us to stay focused on serving our customers and to compete and win…I couldn’t agree more.

John

Key legal disclosure

The option exchange described in this letter has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.